December 19, 2005

Ms. Hong Juin Chang
Cirmaker Technology Corporation
C/O George H. Wang
Thelen, Reid, & Priest, LLP
875 3rd Avenue
New York, NY 10020

Re: Cirmaker Technology Corporation
**   Form 10-KSB**
**   Commission File Number: 333-70156**

Dear Ms. Chang,

    We have reviewed your response letter dated December 9, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. After our review of your supplemental replies, we may have further comments. Please respond within fifteen (15) business days.

Form 10-KSB

Note 1 – Organization, Nature of Operations, and Business Acquisition

Other Stock Transactions, page F-11

1. We note your response to our previous comment #4. For the March 31, 2003 issuance, supplementally explain why you valued the common shares exchanged for services at the "value of the services" rather than the readily available market value quote listed in your response of $2.45. For the April 2, 2004 issuance, supplementally explain to us why the

"market value" used in determining the value of the common stock issued in exchange for consulting services in $0.11 per share higher that the market value on the OTCBB as listed in your table. Also, please tell us how you established $0.48 as the closing price on the OTCBB as it appears the actual closing price on April 02, 2004 was $0.52.

Note 2 – Summary of Significant Accounting Policies

Earnings (Loss) Per Share, page F-17

2. We note from your response to our previous comment #5 that 7,100,000 shares are considered potentially dilutive. Please clarify your disclosure to indicate whether this amount is consistent for all years an income statement is presented.

Note 9 – Stockholders' Equity

Stock Options and Warrants, page F-23

3. We note your response to our previous comment #6. Please address the following items in your next response:

   a. Please tell us where you have filed the agreements related to the sale of these debentures and provide us with copies.

   b. We note you have listed the market values of your common stock at November 19, 2004 and February 15, 2005 at $0.20 and $0.24, respectively. Our research has shown that the closing price of your stock on these dates was $0.35 and $0.27, respectively. Please explain the apparent discrepancy.

   c. Please reperform your Black-Scholes valuation using the correct market values, as necessary, and include the results in your next response.

   d. We note from your table include in Appendix C that you have divided the total warrants into two categories dependant upon term, 6-month and 3-year warrants. Supplementally explain to us why these have been so designated. Also, please revise your disclosure to indicate the issuance of warrants with differentiated terms.

   e. We note from the tables presented in Appendix C that the "fair value" of the warrants indicated in the first table is inconsistent with the fair value presented in the second table and in the narrative. Please explain the apparent discrepancy.

   f. It does not appear you have included your EITF 00-19 and EITF 00-27 analysis with respect to the warrants issued in connection with the sale of these debentures. This analysis is necessary to support your current classification of the warrants in equity and to support your calculation of the fair value of the beneficial conversion feature. Please provide this analysis as previously requested. Specifically include:

    i. How you determined the appropriate classification for the warrants (liability vs. equity)

    ii. How you evaluated both the warrants and the convertible debenture for any benefit on conversion;

    iii. The amount of such benefit revised in consideration of point (b), above;

    iv. How you recorded such benefit;

    v. The effective interest rate or range of effective interest rates related to the convertible debentures issued in conjunction with the transactions.

g. As a related matter, supplementally explain your basis in GAAP for immediately expensing the benefit on conversion and other types of financing costs as opposed to amortizing these over the term of the related debt.

* * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief